

April 23, 2014

<u>Via E-mail</u>
Philip Cooke
Chief Financial Officer
Symbid Corp.
Marconistraat 16
3029 AK Rotterdam
The Netherlands

      Re: **Symbid Corp.**
             Amendment No. 2 to Current Report on Form 8-K
             Filed April 9, 2014
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed April 14, 2014
             File No. 333-177500

Dear Mr. Cooke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1.   Please revise your Form 10-K pursuant to the comments below, as appropriate.

Amendment No. 2 to Current Report on Form 8-K Filed April 9, 2014

The Share Exchange and Related Transactions, page 5

2.   We note your response to comment 3 in our prior letter dated March 21, 2014.

Please clarify for us in your response the following details, to the best of your knowledge:

- Clarify your reference to Mark Tompkins' purchase of "free trading shares" in March 2013. Disclose the date(s) he purchased the shares, the amount of shares he purchased and from whom he purchased the shares.
- Clarify what it means to be a "sponsor" of the Share Exchange.
- Disclose when Montrose Capital Limited was introduced to Symbid B.V. by FireRock Capital, Inc.
- Disclose the nature of the preexisting relationship between FireRock and Symbid.
- Please explain the circumstances under which Holli Morris entered into the settlement and release agreement with the company on March 8, 2013. For example, was the agreement related in any way to Mark Tompkins' share purchases? What was the stimulus for her decision to forgive the $45,500 owed to her by the company and to assume all the external liabilities of the company?
- Explain why Holli Morris resigned from all her positions with the company on May 14, 2013 and how Noah Levinson was chosen as her replacement.
- Discuss any relationships between Noah Levinson, Holli Morris, Mark Tompkins, or any of the other parties associated with the Share Exchange.
- With respect to the split-off, disclose what amounts were the operating assets and liabilities. Explain the business purpose of the split-off, particularly if those amounts were negligible in light of the earlier settlement and release agreement on March 8, 2013.

3.   Please restore the paragraph that discloses the amount of consideration paid to the shareholders of Symbid Holding B.V. in the Share Exchange and the amounts held in escrow.

4.   We note your response to comment 4. Please provide the disclosure required by Item 404(c)(2) of Regulation S-K.

Symbid's History and Structural Overview, page 11

5.   We note your disclosure revisions in response to comment 8 and 9 that Symbid B.V. received fees from Symbid Coöperatie U.A. totaling $20,657 and $47,370 in fiscal year 2012 and the first nine months of fiscal year 2013, respectively, and that this represented 100% of the crowdfunding related revenues from Symbid Coöperatie U.A. Please disclose the amount of other income derived by Symbid Coöperatie U.A. from a government grant.

How the Symbid Equity Crowdfunding Platform Works, page 12

6.   You disclose that, once a proposition is fully funded, all investors are gathered into another cooperative (independent of Symbid Coöperatie U.A.) that buys a predetermined amount of shares in the equity capital of the entrepreneur's newly established legal entity with the target funding. Please discuss and compare an investor's rights as a member of a cooperative versus a direct equity investor, including how an investor participates in the corporate governance of the company in which it invested, how an investor can direct the voting and disposition of its interest, and how an investor can receive a return on investment. Clarify whether the entrepreneur is also a member of the cooperative, and explain if all entrepreneurs must establish a new legal entity that will be invested in. Disclose whether the entrepreneur and the entrepreneur's management team are required to participate in Symbid's online collaborative community after the investment. Discuss, if true, that the entrepreneur can also sell direct equity investments outside of the Symbid crowdfunding platform, and explain how this could impact the investors who are members of the cooperative.

7.   Please remove your statement directing readers to Symbid's website for more information about how the Symbid crowdfunding platform works. Provide all material information about your crowdfunding operations in your document.

Affilliate Program, page 16

8.   Please disclose if your affiliates have or could receive transaction-based compensation based upon their referrals. Discuss whether this raises broker-dealer issues in your current and intended markets.

Corporate Partnerships, page 16

9.   It appears that you intend to sell and/or provide access to your database of entrepreneurs and investors. Please discuss the regulatory landscape regarding privacy issues in your intended markets.

The Symbid Business Model, page 17

10.   Under "Matchmaking related revenues" on page 17, you disclose that you expect transaction fees, consisting of a fee of 2.5% for every transaction, and success fees, consisting of 5% of the target capital when the funding target is reached. Please clarify what constitutes a "transaction" and upon what amount the 2.5% is based. Also disclose that you obtain administrative fees of 3% of investment funds deposited by potential investors into an electronic wallet, as you disclose on page 13.

Strategic Plan, page 18

11.   Please disclose whether you currently have any country level subsidiaries or affiliates. Discuss the likelihood that your unique structure using Dutch cooperatives will work under other countries' regulatory schemes, including within the United States.

The Proposed Acquisitions of Gambitious B.V. and Equidam Holding B.V., page 22

12.   We note your response to our prior comment 14. With a view to revised disclosure, please tell us in your response what is meant by "to maintain our professional relationship with Gambitious shareholders and the company's management team," and explain why the sale price was only EUR 1. Disclose the amount you originally paid for the shares.

Regulatory Framework, page 27

13.   We have considered your response to comment 20. Please clarify why you believe that your business is not substantially dependent upon your agreement with Intersolve. It appears that, without your partnership with Intersolve, you would be unable to conduct your crowdfunding operations in compliance with Dutch law.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Paul C. Levites, Esq.
        Gottbetter & Partners